Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970
NOTICE OF EIGHTEENTH ANNUAL GENERAL MEETING
To Be Held On April 26, 2006
To Our Shareholders,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the Eighteenth Annual General Meeting (the “Annual General Meeting”) of Chartered Semiconductor Manufacturing Ltd (the “Company”) to be held in Singapore on Wednesday, April 26, 2006 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time) for the following purposes:
ROUTINE BUSINESS

1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2005, including the reports of the Directors and the Auditors.

2)	(a)	To re-elect the following Directors retiring pursuant to Article 94 of the Company’s Articles of Association and who, being eligible, offer themselves for re-election:

		(i)	Mr. James A. Norling
		(ii)	Mr. Philip Tan Yuen Fah

	(b)	To record the retirement of Mr. Sum Soon Lim, a Director retiring pursuant to Article 94 of the Company’s Articles of Association.

	(c)	To re-elect Mr. Steven H. Hamblin retiring pursuant to Article 99 of the Company’s Articles of Association and who, being eligible, offers himself for re-election.

3)	(a)	To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolutions, which will be proposed as Ordinary Resolutions:

		i)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

		ii)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Andre Borrel be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

		iii)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Pasquale Pistorio be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

	(b)	To record the retirement of Mr. Robert E. La Blanc, a Director retiring pursuant to Section 153(2) of the Companies Act, Chapter 50.

4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.

5)	To approve Directors’ fees of $462,334 for the year ended December 31, 2005 (Directors’ fees were $459,334 for the year ended December 31, 2004).
SPECIAL BUSINESS
To consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as Ordinary Resolutions:

6)	(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

	(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

(i) (aa) create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

(bb) create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

		(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

	(ii)	allot and issue from time to time:

		(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

		(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

		(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

	(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(c)	Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company’s Share Option Plan 1999 (the “1999 Option Plan”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the 1999 Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the 1999 Option Plan, as amended and restated.

(d)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Chartered ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Chartered ESPP 2004.

	(e)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP ESPP 2004.

7)	To transact any other business as may be properly transacted at an annual general meeting.
The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.
The Board of Directors has fixed the close of business on February 27, 2006 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”) (collectively, the “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company’s 2005 Annual Report to Shareholders (the “Annual Report”).
NOTES:
(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A holder of ordinary shares who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 26, 2006 shall be entitled to vote in person or by proxy at the Annual General Meeting.

(3)	Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore, not entitled to attend and vote at the Annual General Meeting.

(5)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(6)	The Company is subject to the continuing Nasdaq National Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 24, 2006

For the convenience of those Shareholders who wish to attend the Annual General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Annual General Meeting.
For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:00 a.m. SHARP. Kindly refer to the location map below.
For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:30 a.m. SHARP.
The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Annual General Meeting.

Chartered Semiconductor Manufacturing Ltd (Regn. No.: 198703584-K) www.charteredsemi.com	60 Woodlands Industrial Park D Street 2 Singapore 738406 Tel: (65) 6362 2838 Fax: (65) 6360 4970
PROXY STATEMENT
EIGHTEENTH ANNUAL GENERAL MEETING
To Be Held On April 26, 2006
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in Singapore on Wednesday, April 26, 2006 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies, the Notice of Annual General Meeting and the Company’s 2005 Annual Report to Shareholders (the “Annual Report”) were mailed to Shareholders on or about March 24, 2006.
In this Proxy Statement and the Notice of Annual General Meeting, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2005, at an exchange rate of S$1.6695 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Shareholders Entitled to Notice of Annual General Meeting and Vote
The Board has fixed the close of business on February 27, 2006 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”) (collectively, the “Shareholders”) who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report.
A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members).
A holder of Ordinary Shares (“Ordinary Shareholder”) who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 26, 2006 shall be entitled to vote in person or by proxy at the Annual General Meeting.
Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.
None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore, not entitled to attend and vote at the Annual General Meeting.
As at December 31, 2005, the Company had 2,513,383,969 ordinary shares and 30,000 CRPS issued and outstanding.

Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be an Ordinary Shareholder and Ordinary Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy given pursuant to this solicitation may be revoked by the Ordinary Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Ordinary Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Ordinary Shareholder attending the Annual General Meeting and voting in person.
Quorum
The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total number of fully paid ordinary shares (excluding treasury shares), present in person or by proxy.
Voting and Solicitation
On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote and on a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of Ordinary Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or an Ordinary Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Ordinary Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of an Ordinary Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Ordinary Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting, every Ordinary Shareholder present in person or by proxy having one vote for each Ordinary Share held or represented.
The entire cost of soliciting proxies will be borne by the Company.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
(1)	Adoption of the Audited Accounts of the Company for the year ended December 31, 2005, including the reports of the Directors and the Auditors;

(2)	Re-election of Directors retiring by rotation and a Director nominated by the Board to fill a casual vacancy and to record the retirement of a Director;

(3)	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act and to record the retirement of a Director under the said Section 153;

(4)	Re-appointment of Auditors and authorization of the Board to fix their remuneration;

(5)	Approval of Directors’ fees for services rendered during the year ended December 31, 2005; and

(6)	Authorization to the Board to allot and issue shares and securities.

PROPOSAL NO. 1
Adoption of the Audited Accounts of the Company including the Reports of the Directors and Auditors
The Company’s Annual Report for the fiscal year ended December 31, 2005 accompanies this Proxy Statement. The Annual Report includes the Company’s U.S. dollar financial statements prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the “Supplementary Information”) containing financial information required to be presented under the Companies Act but which is not included in U.S. GAAP financial statements. The financial statements are accompanied by the Auditors’ Reports of KPMG, the Company’s independent auditors.
The Board recommends a vote “FOR” the adoption of the Company’s Audited Accounts for the fiscal year ended December 31, 2005, including the reports of the Directors and Auditors.
PROPOSAL NO. 2(a) and 2(b)
Re-Election of Directors Retiring by Rotation
In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. James A. Norling, Philip Tan Yuen Fah and Sum Soon Lim are retiring by rotation at the Annual General Meeting. Being eligible to stand for re-election, Messrs. James A. Norling and Philip Tan Yuen Fah have offered themselves for re-election. The Board believes it is in the best interest of the Company to re-elect them as Directors.
The biographies of Messrs. James A. Norling and Philip Tan Yuen Fah are provided on page 13 and page 15 of this Proxy Statement, respectively. A complete listing of all our Directors are provided from page 13 through page 15 of this Proxy Statement.
Mr. Sum Soon Lim has indicated his intention to retire at the Annual General Meeting pursuant to Article 94 of the Company’s Articles of Association and has decided not to seek re-election. The Company would like to note the retirement of Mr. Sum as a Director of the Company and to place on record our appreciation to Mr. Sum for his contributions as a Director since 1994.
The Board recommends a vote “FOR” the re-election of each of Messrs. James A Norling and Philip Tan Yuen Fah to the Board of Directors.
PROPOSAL NO. 2(c)
The Board appointed Mr. Steven H. Hamblin as a member of our Board to fill a casual vacancy on January 1, 2006. In accordance with Article 99 of the Articles of Association of the Company, Mr. Steven H. Hamblin’s appointment to our Board will expire at the Annual General Meeting. Mr. Steven H. Hamblin is eligible to stand for re-election and has offered himself for re-election. The Board believes it is in the best interest of the Company to re-elect him as a Director of the Company.
The biography of Mr. Steven H. Hamblin is provided on page 15 of this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Steven H. Hamblin to the Board of Directors.
PROPOSAL NO. 3(a)(i), (ii) and (iii)
Re-Appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of an ordinary resolution by a simple majority of shareholders of the company entitled to vote in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
In accordance with Section 153 of the Companies Act, Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio are offering themselves for re-appointment to the Board. The Board believes it is in the best interest of the Company to re-appoint them as Directors of the Company.

The biographies of Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio are provided on pages 14 and 15 of this Proxy Statement.
Mr. Robert E. La Blanc has indicated his intention to retire at the Annual General Meeting pursuant to Section 153(2) of the Company’s Articles of Association and has decided not to seek re-appointment. The Company would like to note the retirement of Mr. La Blanc as a Director of the Company and to place on record our appreciation to Mr. La Blanc for his contributions as a Director since 1998.
The Board recommends a vote “FOR” the re-appointment of Messrs. Charles E. Thompson, Andre Borrel and Pasquale Pistorio to the Board of Directors and to hold such office until the next Annual General Meeting of the Company.
PROPOSAL NO. 4
Re-Appointment of Auditors and Authorization of the Board to fix their Remuneration
The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2005. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2006 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.
The Board recommends a vote “FOR” the re-appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2006 and the authorization of the Board to fix their remuneration.
PROPOSAL NO. 5
Approval of Directors’ Fees
In accordance with Article 81 of the Articles of Association of the Company, the Company in General Meeting shall approve the payment of Directors’ fees of $462,334 for services rendered during the fiscal year ended December 31, 2005. The Directors’ fees for the fiscal year ended December 31, 2005 represent a slight increase of 0.6% or $3,000 over the Directors’ fees of $459,334 for the fiscal year ended December 31, 2004.
The Board recommends a vote “FOR” the approval of Directors’ fees of $462,334 for the fiscal year ended December 31, 2005.
PROPOSAL NO. 6(a), (b), (c), (d) and (e)
Authorization to the Board to Allot and Issue Shares and Securities
The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new ordinary shares only with the prior approval of the Ordinary Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of Ordinary Shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.
Ordinary Shareholders’ approval is sought for the issue of new ordinary shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2007 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.
The requirement for Ordinary Shareholders’ approval under the Companies Act extends to the issue of new ordinary shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new ordinary shares or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new ordinary shares, new ordinary shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new ordinary shares to be issued pursuant to the exercise of options under the Company’s Share Option Plan 1999 (the “1999 Option Plan”), the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”) and the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”).

Shareholders’ approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, ordinary shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of ordinary shares, and the issuance of ordinary shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Option Plan, Chartered ESPP 2004 and SMP ESPP 2004.
The Board believes that it is advisable and in the best interests of the Company and its Ordinary Shareholders to have a sufficient number of new ordinary shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional ordinary shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq, enable it to issue ordinary shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.
The Nasdaq National Market listing requirements mentioned above generally require that the Company obtain Shareholders’ approval prior to, among other things, the issuance of securities in connection with the following:
(i)	where the issuance will result in a change of control of the Company;

(ii)	in connection with certain acquisitions of stock or assets of another company, including where the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) will equal or exceed 20% or more of the outstanding ordinary shares prior to such issuance; or

(iii)	in connection with a sale or issuance of ordinary shares (other than a public offering), where the sale or issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding ordinary shares prior to such issuance.
The Shareholders’ approval that the Company is seeking under this proposal No. 6 to authorize the Directors to issue new ordinary shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Ordinary Shareholders’ approval under the Nasdaq National Market listing requirements.
In summary, under proposal No. 6(a), (b), (c), (d) and (e), Ordinary Shareholders are requested to authorize the Board to:
a)	allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b)	create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act;

c)	offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the 1999 Option Plan;

d)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Chartered ESPP 2004; and

e)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP ESPP 2004.
The Board recommends a vote “FOR” each of the resolutions set out under proposal No. 6 as described above and in the Notice of Annual General Meeting.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth, as of January 31, 2006, the name, age and position of each director and member of senior management of our company.
Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	63	Chairman of the Board
Chia Song Hwee(1)	43	Director
Sum Soon Lim(2)(3)(4)	62	Director
Robert E. La Blanc(3)	71	Director
Andre Borrel(2)(3)(4)	69	Director
Charles E. Thompson(2)(4)	76	Director
Tsugio Makimoto, PhD	68	Director
Tay Siew Choon(1)(2)(4)	58	Director
Peter Seah Lim Huat(1)(2)(4)	59	Director
Philip Tan Yuen Fah(3)	61	Director
Pasquale Pistorio	70	Director
Steven H. Hamblin (3)(5)	57	Director
Senior Management

Name	Age	Position
Chia Song Hwee	43	President and Chief Executive Officer
George Thomas	52	Senior Vice President and Chief Financial Officer
Ang Kay Chai	46	Senior Vice President, Fab Operations
Hsia Liang Choo, PhD	57	Senior Vice President, Technology Development
Michael J. Rekuc	56	Senior Vice President, Worldwide Sales and Marketing
Simon Yang, PhD	46	Senior Vice President and Chief Technology Officer
Ang Tang Yong	48	Vice President, Fab Support Operations
Roy Kannan	53	Vice President and Chief Information Officer
Seungil Kim	53	Vice President, Quality and Reliability Assurance
Ng Seng Huwi	48	Vice President, Human Resources
Tan Seng Chai	43	Vice President, Strategy Resources
Notes:
(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Appointed as Director to our Board of Directors on January 1, 2006.

Biographical Information

JAMES A. NORLING
James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.

CHIA SONG HWEE
Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.

SUM SOON LIM
Sum Soon Lim has served on our Board of Directors since February 1994. He was a corporate advisor to Temasek Holdings (Private) Limited from September 2002 to December 31, 2005. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Sum was also a corporate advisor to Singapore Technologies Pte Ltd. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank Ltd and Nuri Holdings (S) Pte Ltd, a private investment holding company. He was also a member of the Securities Industry Council from January 1, 1998 to December 31, 2005. Mr. Sum currently also sits on the board of various companies, including Singapore Health Services Pte Ltd, Singapore Technologies Telemedia Pte Ltd and Singapore Press Holdings Ltd. He is also a Commissioner in P.T. Indosat Tbk. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.

ROBERT E. LA BLANC
Robert E. La Blanc has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E from Manhattan College and his Master of Business Administration from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

ANDRE BORREL
Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master’s degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

CHARLES E. THOMPSON
Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

TSUGIO MAKIMOTO, PhD
Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President, followed by Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist since 1998. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. Dr. Makimoto is currently the Chairman of PDF Solutions (Japan) KK. He was nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).

TAY SIEW CHOON
Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including STATS ChipPAC Ltd (formerly ST Assembly Test Services Ltd), SNP-LeeFung Holdings Limited, Straco Corporation Limited and Pan-United Corporation Ltd. He is currently Chairman of SNP Corporation Ltd and Deputy Chairman of Green Dot Capital Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT
Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd (formerly ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.

PHILIP TAN YUEN FAH
Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He is currently an independent consultant and also sits on the board of companies such as Overseas Union Insurance Ltd and Singapore Food Industries Ltd. Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after holding various positions since joining the bank in 1979. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Law from the University of Wolverhampton, UK. In addition, Mr. Tan also holds a graduate diploma in Business Administration from the Manchester Business School, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA Australia.

PASQUALE PISTORIO
Pasquale Pistorio has served on our Board of Directors since May 2005 and is currently the Honorary Chairman of STMicroelectronics. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ president and Chief Executive Officer from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.

STEVEN H. HAMBLIN
Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant and also sits on the Board of STATS ChipPAC Ltd, which is also dual listed on the Singapore Exchange and NASDAQ. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation, or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University.

GEORGE THOMAS
George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer since August 2002 and Vice President of Finance since September 2000. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his bachelor degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG KAY CHAI
Ang Kay Chai has served as our Senior Vice President, Fab Operations, since September 2002 and is currently the General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang is responsible for the manufacturing strategy and operational excellence across all of Chartered’s fabs. Mr. Ang returned to Chartered after spending four years at Silterra Malaysia Sdn, Bhd., where he was responsible for fab operations. There, he led teams in technology partner selection, green field fab start-up, transfer of 0.25um and 0.18um technology and development of foundry-compatible process capabilities. Prior to that, Mr. Ang spent nine years at Chartered where he led the initial conception, development and ramp of Fab 2 and Fab 3. Mr. Ang first joined Chartered in 1989 and was one of the pioneers on Chartered’s Fab 1 team. Mr. Ang holds a Master of Science degree in Engineering from the University of Texas and a Bachelor of Engineering degree from the National University of Taiwan.

HSIA LIANG CHOO, PhD
Dr. Hsia Liang Choo has served as our Senior Vice President, Technology Development, since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia was awarded 25 US patents with 16 more pending, and his work has been featured in more than 80 technical publications. Dr. Hsia holds a doctorate degree in physics from Ohio State University.

MICHAEL J. REKUC
Michael J. Rekuc has served as our Senior Vice President, Worldwide Sales and Marketing, since August 2003. He has the overall responsibility for global sales, marketing and services, customer support and regional business operations. From January 1999 to July 2003, Mr. Rekuc served as President of our Americas operations. Mr. Rekuc has over 30 years of electronics and semiconductor industry experience. From 1976 until joining Chartered in January 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His last few positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two-year role as vice president and sales director for personal computers, computing and peripherals. Mr. Rekuc holds a BSEE from Lawrence Institute of Technology.

SIMON YANG, PhD
Dr. Simon Yang has served as our Senior Vice President and Chief Technology Officer since October 2005. Dr. Yang is responsible for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. Dr. Yang brings more than 18 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.

ANG TANG YONG
Ang Tang Yong has served as our Vice President, Fab Support Operations since July 2002 and has overall responsibility for facilities and supply management. Mr. Ang first joined our company in 1993 as Facilities Director and during the next seven years served consecutively as Vice President and Operations Manager of our Fab 1, General Manager of Silicon Manufacturing Partners Pte Ltd, and as General Manager of Chartered Silicon Partners Pte Ltd. Mr. Ang has more than 20 years of working experience in the semiconductor industry. Prior to joining our company, Mr. Ang held positions in the United States and Singapore with AT&T, Hitachi and Texas Instruments. From March 2001 to July 2002, he was president of Ellipsiz, a provider of semiconductor engineering and manufacturing services, headquartered in Singapore. Mr. Ang received a diploma in electrical engineering from Singapore Polytechnic and a master’s degree in business administration from the State University of New York.

ROY KANNAN
Roy Kannan has served as our Vice President and Chief Information Officer, or CIO, since September 2003. Mr. Kannan is responsible for our global information technology organization and for driving our company’s strategic initiative to extend a virtual business systems network for supporting the business systems network for supporting the business requirements of customers, partners, suppliers and employees. He joined us from the RGM group, a multi-divisional conglomerate, where he was the CIO. His responsibilities included the revamp of our company’s data, voice, network and security infrastructure, as well as the management of information systems, or IS, operations and data centers. During Mr. Kannan’s more than 20 years of experience in the IS industry, he has held senior positions at leading IS solutions companies such as Compaq, Mastek, Digital Equipment and Patni. Mr. Kannan holds a Bachelor of Chemical Engineering from the Indian Institute of Technology, Madras, and a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad.

SEUNGIL KIM
Seungil Kim has served as our Vice President, Quality and Reliability Assurance, or QRA, since March 2005. Mr. Kim is responsible for Chartered’s quality control and reliability assurance management initiatives, for continually enhancing our company’s global standards of quality excellence in operational and business best practices across its fabrication facilities and regional offices worldwide. Mr. Kim brings more than 20 years of experience in the semiconductor industry, and has held management positions in QRA, sales and marketing, and fab operations. Before joining Chartered, he was senior advisor of QRA with United Microelectronics Corporation in Taiwan. Prior to that, Mr. Kim spent 15 years with Hynix Semiconductor in the United States and Korea. His last position was president and Chief Executive Officer of Hynix Semiconductor Manufacturing America and was responsible for the region’s activities, including manufacturing, QRA, engineering and facilities management. Previously in Korea, he served as senior vice president of Hynix Semiconductor Manufacturing Division and vice president of corporate quality and reliability division. He started his career with IBM Corporation in East Fishkill, New York, as a senior associate engineer responsible for semiconductor product quality assurance testing. Mr. Kim holds a bachelor’s degree in electrical engineering from Illinois Institute of Technology, Chicago.

NG SENG HUWI
Ng Seng Huwi has served as our Vice President, Human Resources, since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 24-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TAN SENG CHAI
Tan Seng Chai has served as our Vice President, Strategy Resources, since July 2003. Mr. Tan has overall responsibility for the coordination of Chartered’s long-term strategic initiatives and serves as the liaison with the management team, as well as the external communication teams. Prior to his appointment, Mr. Tan served as our Vice President, Human Resources from July 1999 to July 2003. He joined our company in April 1996 as a human resource manager. Mr. Tan has more than 17 years of experience in the semiconductor industry. He began his career at National Semiconductor Manufacturer Pte Ltd in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining our company, he was Creative Technology Ltd’s Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Honors) from the National University of Singapore in 1987 and a Master of Science (Industrial and System Engineering) from the National University of Singapore in 1991.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
The aggregate compensation we paid to or accrued for all of our directors and senior management for services rendered to us and our subsidiaries during the fiscal years ended December 31, 2004 and 2005 were approximately $3.4 million and $5.2 million, respectively.
The increase in the aggregate compensation in 2005 was mainly due to the addition of two new staff members to our senior management team, namely Messrs. Seungil Kim and Simon Yang who joined us as Vice President of QRA and Senior Vice President, Chief Technology Officer, respectively and a payment in lieu of notice as well as an ex-gratia payment to Dr. Sun Shih Chung, our Senior Vice President of Technology Development who left our company during 2005. It also included a variable bonus of $0.6 million for the senior management which was declared by the ERCC in February 2006 as recognition for the achievement of key strategic milestones in 2005. No other bonus was paid to our senior management. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
The table below sets out the compensation paid or proposed to be paid to our directors for services rendered during the fiscal year ended December 31, 2005:

	Salary(1)	Bonus		Others(2)	Director's Fees(3)	Total
				(in $ thousands)
James A. Norling	—	—		—	87	87
Lim Ming Seong(4)	—	—		—	14	14
Chia Song Hwee	406	194	(5)	35	—	635
Sum Soon Lim	—	—		—	40	40
Robert E. La Blanc	—	—		—	50	50
Andre Borrel	—	—		—	56	56
Charles E. Thompson	—	—		—	46	46
Tsugio Makimoto	—	—		—	40	40
Tay Siew Choon	—	—		—	34	34
Peter Seah Lim Huat	—	—		—	40	40
Philip Tan Yuen Fah	—	—		—	41	41
Pasquale Pistorio(6)	—	—		—	15	15

Total as of December 31, 2005	406	194		35	463	1,098

Total as of December 31, 2004	416	—		29	460	905

Notes:
(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2006 for the payment of our directors’ fees of approximately $462,334 for the fiscal year ended December 31, 2005.

(4)	Mr. Lim Ming Seong retired in April 2005.

(5)	Bonus to be paid in 2006, inclusive of employer CPF contribution and translated to US$ based on average buying rate on January 25, 2006 of S$1.6219 = $1.00.

(6)	Mr. Pasquale Pistorio was appointed a Director to our Board of Directors in May 2005.
During 2005, we also granted options to purchase 1,700,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise price of these options was S$1.16. The expiration dates of these options range from August 26, 2010 to August 26, 2015, subject to annual vesting requirements. We also provide our directors and our senior management with customary director or senior management insurance, as appropriate.
To drive growth and profitability of the company and to motivate our senior management and employees work towards achieving the company’s annual and long-term performance goals, the ERCC has and may, from time to time, introduce compensation schemes such as performance bonus, executive incentive plans and stock-based compensation plans.

BOARD PRACTICES AND BOARD COMPOSITION
Our Articles of Association set the minimum number of directors at two. We currently have 12 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party through notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Mr. Lim Ming Seong, our Deputy Chairman of the Board, retired at our annual general meeting of shareholders in April 2005 and did not seek re-election. Mr. Pasquale Pistorio was appointed to our Board of Directors on May 31, 2005 and Mr. Steven H. Hamblin was appointed to our Board of Directors on January 1, 2006. Messrs. Sum Soon Lim and Robert E. La Blanc will be retiring at our annual general meeting of shareholders to be held on April 26, 2006 and neither will be seeking re-election and re-appointment.
As of December 31, 2005, Temasek Holdings (Private) Limited, or Temasek, through its subsidiary, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 60.09% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:
•	the requirement that a majority of Board members must be independent;

•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be made by a majority of the independent directors on the full Board; and

•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full Board.
A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Temasek through its subsidiary owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.
The current Nasdaq rules require that our Audit Committee be comprised solely of independent directors. One of our Audit Committee members, Mr. Sum Soon Lim, does not qualify as an independent director under the Nasdaq rules as he was until December 31, 2005 a corporate advisor to Temasek and prior to that, a corporate advisor to Singapore Technologies Pte Ltd (our then majority shareholder) prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004 and accepted compensation in excess of $60,000 during each of the last three fiscal years. We had previously relied on an exemption from Nasdaq’s corporate governance rules received from Nasdaq. Nasdaq recently informed our company that the exemption is no longer applicable. Following therefrom, we are relying on the Nasdaq rule which permits one non-independent director to be appointed to the Audit Committee for a period of up to two years if the Board, under exceptional and limited circumstances, determines that membership on the committee by that director is in the best interests of the company and our shareholders. Our Board of Directors has determined that Mr. Sum’s membership on the Audit Committee is in the best interest of the company and our shareholders as he has extensive experience and knowledge of the operations, finance and auditing procedures of our company, having served on our Audit Committee longer than any other member on the committee. Mr. Sum was appointed to our Board in February 1994 and has served on our Audit Committee since January 1996, including as the Chairman of our Audit Committee from January 1996 to August 2002. Mr Sum will be retiring from our Board and our Audit Committee at our 2006 Annual General Meeting in April 2006. Each of our Audit Committee members is an “independent” director, as such term is used in Section 10A-3(m)(3) of the Securities Exchange Act of 1934, or the Exchange Act.
The Board of Directors held six meetings during the fiscal year ended December 31, 2005, including four regularly scheduled meetings and two special meetings. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.

COMMITTEES OF THE BOARD OF DIRECTORS
(a) Executive Committee
The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. The Executive Committee held one meeting during the fiscal year ended December 31, 2005.
(b) Audit Committee
The Audit Committee of our Board of Directors consists of five members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and code of ethics.
The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Sum Soon Lim, Robert E. La Blanc, Andre Borrel and Steven H. Hamblin (appointed as of January 1, 2006). The Audit Committee held eight meetings during the fiscal year ended December 31, 2005.
(c) Executive Resource and Compensation Committee
The ERCC of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The ERCC held five meetings during the fiscal year ended December 31, 2005.
(d) Nominating Committee
The Nominating Committee, or the NC, of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The NC is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board.
The members of the NC in the fiscal year ended December 31, 2005 were Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. With effect from January 2006, the members of the NC are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson, Sum Soon Lim and Tay Siew Choon. The NC held four meetings during the fiscal year ended December 31, 2005.
Related Transactions With Our Directors
Mr. Peter Seah Lim Huat is a member of the Temasek Advisory Panel and Mr. Sum Soon Lim was a corporate advisor to Temasek from September 2002 to December 31, 2005.

SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares including ordinary shares held directly or in the form of ADSs for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2005, based on an aggregate of 2,513,383,969 ordinary shares outstanding as of such date.

	No. of Ordinary Shares
Directors	Beneficially Owned(1)
James A. Norling	1,662,631	ö
Chia Song Hwee	4,870,857	÷
Sum Soon Lim	716,166	÷
Robert E. La Blanc	302,470	÷
Andre Borrel	393,608	÷
Charles E. Thompson	312,966	÷	Please see
Tsugio Makimoto	256,216	ñ	Note (2) below.
Tay Siew Choon	454,073	÷
Peter Seah Lim Huat	240,330	÷
Philip Tan Yuen Fah	85,000	÷
Pasquale Pistorio	250,000	ø
All directors and senior management(3) as a group (21 persons))	16,786,939

Notes:
(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2005 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling and 132,070 shares held by Michael J. Rekuc which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2005.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.

SHARE OPTIONS FOR DIRECTORS
The following table contains information pertaining to share options held by directors as of December 31, 2005.

Directors	As of December 31, 2005		Exercise Price S$	Exercise Period
James A. Norling	58,609		4.05	28/03/2002 to 28/03/2006
	58,609		4.26	15/08/2002 to 15/08/2006
	58,609		3.46	22/02/2003 to 22/02/2007
	1,172,195		3.88	01/05/2002 to 01/05/2012
	58,609		1.86	30/08/2003 to 30/08/2007
	50,000		0.72	28/02/2004 to 28/02/2008
	60,000		1.10	29/08/2004 to 29/08/2008
	110,000		1.70	27/02/2005 to 27/02/2009
	110,000	*	1.16	26/08/2006 to 26/08/2010

Chia Song Hwee	10,467		1.18	28/10/1997 to 28/10/2006
	20,935		1.00	28/11/1998 to 28/11/2007
	61,704		0.80	30/11/1998 to 29/11/2008
	26,444		0.80	30/04/1999 to 29/04/2009
	234,439		2.86	29/10/1999 to 29/10/2009
	70,331		2.86	29/04/2000 to 29/10/2009
	410,268		14.24	06/04/2001 to 06/04/2010
	527,487		10.12	03/10/2001 to 03/10/2010
	263,743		4.05	28/03/2002 to 28/03/2011
	263,743		4.26	15/08/2002 to 15/08/2011
	234,439		3.46	22/02/2003 to 22/02/2012
	2,344,391		1.86	30/08/2003 to 30/08/2012
	300,000		0.72	28/02/2004 to 28/02/2013
	700,000		1.10	29/08/2004 to 29/08/2013
	1,000,000		1.70	27/02/2005 to 27/02/2014
	220,000		1.02	30/07/2004 to 30/07/2014
	1,000,000	*	1.16	26/08/2006 to 26/08/2015

Sum Soon Lim	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Robert E. La Blanc	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Andre Borrel	46,887		4.05	28/03/2002 to 28/03/2006
	46,887		4.26	15/08/2002 to 15/08/2006
	46,887		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Charles E. Thompson	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Directors	As of December 31, 2005		Exercise Price S$	Exercise Period
Tsugio Makimoto	29,304		4.05	28/03/2002 to 28/03/2006
	29,304		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	29,304		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Peter Seah Lim Huat	23,443		3.46	22/02/2003 to 22/02/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	40,000		0.72	28/02/2004 to 28/02/2008
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000	*	1.16	26/08/2006 to 26/08/2010

Tay Siew Choon	23,443		4.26	15/08/2002 to 15/08/2006
	29,304		3.46	22/02/2003 to 22/02/2007
	234,439		3.88	01/05/2002 to 01/05/2007
	46,887		1.86	30/08/2003 to 30/08/2007
	25,000		0.72	28/02/2004 to 28/02/2008
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000	*	1.16	26/08/2006 to 26/08/2010

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009
	85,000	*	1.16	26/08/2006 to 26/08/2010

Pasquale Pistorio	60,000	*	1.16	26/08/2006 to 26/08/2010

Note:
* Options that were granted in 2005.

EMPLOYEE BENEFIT PLANS
Share Option Plan 1999
On March 30, 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:
•	the exercise price of the option is at least 110% of the fair market value of an ordinary share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.
The aggregate number of ordinary shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.
If an outstanding option expires for any reason or is cancelled or otherwise terminated, the ordinary shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of an ordinary share on the date of grant. In no event will the exercise price for an option be below par value.
The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.
Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
As of December 31, 2005, options to purchase 113,480,367 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 24,955,223 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from March 28, 2006 to November 23, 2015.
The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.
Employee Share Purchase Plans
In May 2001, we implemented a Chartered Employee Share Purchase Plan 2001, which we refer to as the Chartered ESPP 2001, and a Share Purchase Plan for Employees of SMP, which we refer to as the SMP ESPP 2001. The purpose of the plans was to put our respective companies in a competitive position as an employer. Employees purchase shares from our respective companies through payroll deductions.
The aggregate number of shares that were available for purchase under the Chartered ESPP 2001 and the SMP ESPP 2001, was an aggregate number of 11,721,955 shares.
All available shares under the Chartered ESPP 2001 and the SMP ESPP 2001 were issued and allotted by the end of February 2004, and as a result, both the Chartered ESPP 2001 and the SMP ESPP 2001 were terminated.
Our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for employees of SMP, which we refer to as the SMP ESPP 2004, were approved by shareholders at our 2004 Annual General Meeting. The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004, is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year (and a limit of 1,500,000 ordinary shares per offering period). A total of 2,347,810 ordinary shares were issued in 2005 under the Chartered ESPP 2004 and the SMP ESPP 2004.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2005

(c)
Number of Securities
	(a)		Remaining Available
	Number of Securities	(b)	for Future Issuance
	to be Issued upon	Weighted-average	under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	in Column (a))
Equity compensation plans approved by shareholders	113,480,367	$2.04	90,521,003
Equity compensation plans not approved by shareholders	N.A. *	N.A. *	N.A. *
Total	113,480,367	$2.04	90,521,003

Note:
* Chartered does not have any equity compensation plans which have not been approved by shareholders.
MAJOR SHAREHOLDERS
The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of December 31, 2005 based on an aggregate of 2,513,383,969 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More	Number	Percentage
Temasek Holdings (Private) Limited(3)	1,511,831,883	60.15%

Notes:
(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,511,831,883 ordinary shares beneficially owned by Temasek includes (a) the 1,295,324,883 ordinary shares held by ST Semiconductors; (b) the 215,000,000 ordinary shares subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution and (c) the 1,507,000 ordinary shares held by other companies within the Temasek group. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors, because it is the parent company of ST Semiconductors.
As of December 31, 2005, 719,606 of our ordinary shares, representing 0.03% of our outstanding ordinary shares, were held by a total of 109 holders of record with addresses in the U.S. As of the same date, 4,772,080 of our ADSs (representing 47,720,800 ordinary shares), representing 1.90% of our outstanding ordinary shares, were held by a total of 12 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident.

STOCK PERFORMANCE GRAPH
The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.
This graph compares the total shareholder return of the Company’s ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from December 29, 2000 to December 31, 2005. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.
Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on December 29, 2000, which was $22.56 (after adjusting for the October 2002 Rights Offering).
The historical data of our ADS prices has been adjusted to reflect the October 2002 Rights Offering.
The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
	00	01	01	01	01	02	02	02	02	03	03	03	03	04	04	04	04	05	05	05	05
Chartered Semiconductor Manufacturing Ltd.- ADR	$100	$91	$96	$65	$100	$102	$76	$24	$17	$15	$23	$38	$45	$42	$36	$27	$27	$27	$34	$30	$34
S&P © 500	$100	$88	$93	$80	$88	$88	$77	$63	$69	$66	$77	$79	$88	$90	$91	$90	$98	$96	$97	$101	$103
S&P © Semiconductors Index	$100	$77	$86	$57	$84	$84	$52	$36	$41	$43	$54	$67	$81	$75	$73	$56	$64	$63	$69	$73	$72
Copyright © 2006, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.
Note:	An adjustment factor of 0.8552 has been applied to historical ADS prices prior to September 12, 2002 to reflect the Company’s eight-for-ten October 2002 Rights Offering.
BY ORDER OF THE BOARD
LOOI LEE HWA
COMPANY SECRETARY
Singapore
March 24, 2006

IMPORTANT

1.	For investors who have used their CPF moneys to buy shares of Chartered Semiconductor Manufacturing Ltd, the Annual Report 2005 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:
(a) Investors who have used their CPF monies to buy Chartered ordinary shares.
(b) Holders of Chartered convertible redeemable preference shares.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – EIGHTEENTH ANNUAL GENERAL MEETING

I/We, ____________________________________ (Name), of ____________________________________

__________________________________________ (Address) being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding(%)

and/or (delete as appropriate)

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Eighteenth Annual General Meeting (“Eighteenth AGM”) of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 26, 2006 at 11:00 a.m. (Singapore Time), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Eighteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Eighteenth AGM).

No.		Routine Business — Ordinary Resolutions	For	Against
1)		To adopt the Audited Accounts of the Company for the year ended December 31, 2005, including the reports of the Directors and the Auditors.
2	(a)(i)	To re-elect Mr. James A. Norling as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(a)(ii)	To re-elect Mr. Philip Tan Yuen Fah as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(c)	To re-elect Mr. Steven H. Hamblin as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
3	(a)(i)	To re-appoint Mr. Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(a)(ii)	To re-appoint Mr. Andre Borrel as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(a)(iii)	To re-appoint Mr. Pasquale Pistorio as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
4)		To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5)		To approve Directors’ fees of US$462,334 for the year ended December 31, 2005.
No.		Special Business — Ordinary Resolutions
6	(a)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.

No.		Special Business — Ordinary Resolutions	For	Against
6	(b)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.
6	(c)	To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999.
6	(d)	To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employee Share Purchase Plan 2004.
6	(e)
To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd.

Dated this _________day of _______________2006.

Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Eighteenth AGM, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Eighteenth AGM, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Eighteenth AGM, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.